As filed with the Securities and Exchange Commission on January 18, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

Application Pursuant to Section 6(c) of the Investment Company Act of 1940

for an Order of Exemption from Rule 12d1-2(a) under the Act

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

WADDELL & REED INVESTMENT MANAGEMENT COMPANY

WADDELL & REED, INC.

6300 Lamar Avenue

Overland Park, Kansas 66202-4200

File No.

Direct all written and oral communications concerning this Application to:

Please direct all communications regarding this Application to:	Copies to:

Catherine S. Bardsley	Mara D. Herrington, Esq.
Franklin H. Na	Waddell & Reed Investment
K&L Gates LLP	Management Company
1601 K Street, N.W.	6300 Lamar Avenue
Washington, DC 20006	Overland Park, Kansas 66202-4200

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

File No.

In the Matter of	)
)
	)	APPLICATION FOR
IVY FUNDS VARIABLE	)	AN ORDER PURSUANT TO
INSURANCE PORTFOLIOS,	)	SECTION 6(c) OF THE
	)	INVESTMENT COMPANY
	)	ACT OF 1940 FOR AN
WADDELL & REED INVESTMENT	)	EXEMPTION FROM
MANAGEMENT COMPANY	)	RULE 12d1-2(a) OF THE
	)	ACT
)
and	)
)
)
WADDELL & REED, INC.	)
)
)
)
6300 Lamar Avenue	)
Overland Park, Kansas 66202-4200)
)
)
)

I.	INTRODUCTION

Waddell & Reed Investment Management Company (“WRIMCO”), Waddell & Reed, Inc. (“W&R”) and Ivy Funds Variable Insurance Portfolios (“Trust,” and together with WRIMCO and W&R, the “Applicants”)1 hereby file this application (the “Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trust and any other registered open-end management investment company or series thereof (i) that is advised by WRIMCO or any person controlling, controlled by or under common control with WRIMCO (any such adviser or WRIMCO, the “Adviser”), (ii) that is in the same group of investment companies, as defined

1 Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and condition in this Application.

in Section 12(d)(1)(G) of the 1940 Act as the Trust, and invests in other registered open-end management investment companies in that same group (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and (iii) that is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (each, a “Fund-of-Funds”), also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt W&R, the principal underwriter to the Trust, and any entity, including any entity controlled by or under common control with the Adviser, that in the future acts as principal underwriter, broker, or dealer (if registered under the Securities Exchange Act of 1934, as amended (“1934 Act”)), with respect to the transactions described herein.

II.	APPLICANTS

A.	The Trust

The Trust is a Delaware statutory trust registered with the U.S. Securities and Exchange Commission (the “Commission”) as an open-end management investment company. Certain series of the Trust currently operate as Funds-of-Funds that invest in Underlying Funds in reliance on Section 12(d)(1)(G) of the Act.2 The Funds-of-Funds may invest directly in non-investment company securities in reliance on Rule 12d1-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations. No series of the Trust currently invests in any other investment companies in reliance on Section 12(d)(1)(G) or Rule 12d1-2 at a time when it is invested in Other Investments.

B.	The Adviser

WRIMCO, the Trust’s investment adviser, is a corporation organized under the laws of the State of Kansas and is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser also will be registered under the Advisers Act. WRIMCO is wholly owned by W&R. W&R is a wholly owned subsidiary of Waddell & Reed Financial Services, Inc., a holding company, which is a wholly owned subsidiary of Waddell & Reed Financial, Inc., a publicly held company. Each Fund-of-Funds has entered or will enter into an investment advisory agreement with WRIMCO or another Adviser pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Fund-of-Funds’ business affairs, subject to the general oversight of the Trust’s Board of Trustees (“Board”).

C.	The Principal Underwriter

W&R, the Trust’s principal underwriter, is a corporation organized under the laws of the State of Delaware and is a registered broker-dealer under the 1934 Act.

2 The Trust currently consists of 26 separate series. Of these, Ivy Funds VIP Pathfinder Aggressive, Ivy Funds VIP Pathfinder Moderately Aggressive, Ivy Funds VIP Pathfinder Moderate, Ivy Funds VIP Pathfinder Moderately Conservative, Ivy Funds VIP Pathfinder Conservative currently operate as Funds-of-Funds. It is currently anticipated that three new series of the Trust will be created in the near future which intend to rely on the requested relief.

III.	APPLICANTS’ PROPOSAL

Each Fund-of-Funds invests (or, for a future Fund-of-Funds will invest) in Underlying Funds and other securities as set forth in its prospectus and statement of additional information. Applicants propose that, subject to the terms and the condition set forth in this Application, such Funds-of-Funds also be permitted to invest in Other Investments. Each Fund-of-Funds would comply with Rule 12d1-2 under the Act except to the extent it may invest a portion of it assets in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The opportunity to invest in Other Investments will allow the Funds-of-Funds greater flexibility to meet their investment objectives. In addition, there may be times when using Other Investments may allow such a Fund-of-Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund. Each Fund-of-Funds would use Other Investments for a purpose that is consistent with its investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, the Board will review the advisory fees charged by the Fund-of-Funds’ Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund-of-Funds may invest.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)	the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)	with respect to:

(aa)	securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb)	securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)	the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the Act.3 That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”5 The adoption of the rule also reflects the Commission’s

3 See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (Jun. 20, 2006) (the “Adopting Release”).

4 See Adopting Release at 17, n.58.

5 Id. At 17-18.

response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.7 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission ... by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Funds-of-Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund have a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F). The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds-of-Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise

6 See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

7 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

8 See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds-of-Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions [of the Act],” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.	SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See, e.g., PNC Capital Advisors, LLC, et al., File No. 812-14055, Investment Company Rel. Nos. 30333 (December 28, 2012) (order) and 30298 (December 6, 2012) (notice); Lord, Abbett & Co. LLC, et al., File No. 812-14047, Investment Company Rel. Nos. 30334 (December 28, 2012) (order) and 30297 (December 6, 2012) (notice); American Funds Insurance Series, et. al., File No. 812-14007, Investment Company Rel. Nos. 30033 (April 10, 2012) (order) and 29981 (March 14, 2012) (notice); Northwestern Mutual Series Fund, Inc., et. al., File No. 812-13982, Investment Company Rel. Nos. 29967 (February 27, 2012) (order) and 29939 (January 30, 2012) (notice); American Century Strategic Asset Allocations, Inc., et al., File No. 812-13930, Investment Company Rel. Nos. 29916 (January 10, 2012) (order) and 29883 (December 13, 2011) (notice); DFA Investment Dimensions Group, Inc., et al., File No. 812-13943, Investment Company Rel. Nos. 29838 (Oct. 18, 2011) (order) and 29820 (Sept. 22, 2011) (notice); Legg Mason Equity Trust, et al., File No. 812-13892, Investment Company Rel. Nos. 29835 (Oct. 12, 2011) (order) and 28789 (Sept. 15, 2011) (notice); Highland Capital Management, L.P. et al., File No. 812-13890, Investment Company Rel. Nos. 29832 (October 12, 2011) (order) and 29790 (Sept. 15, 2011) (notice); Nuveen Asset Management, et al., File No. 812-13839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); and FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.            Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund-of-Funds from investing in Other Investments as described in the Application.

VII.	REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing the Application is fully authorized to do so. The Authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibits A-1, A-2 and A-3. The Verifications required by Rule 0-2(d) under the Act are included as Exhibits B-1, B-2 and B-3 to this Application.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the Investment Company Act without a hearing.

Applicants have caused this Application to be duly signed on their behalf on the 18th day of January, 2013.

WADDELL & REED INVESTMENT MANAGEMENT COMPANY

By:	/s/ Henry J. Herrmann
Name:	Henry J. Herrmann
Title:	Chief Executive Officer and President

WADDELL & REED, INC.

By:	/s/ Michael D. Strohm
Name:	Michael D. Strohm
Title:	Chief Executive Officer and
Chief Operating Officer

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

By:	/s/ Mara Herrington
Name:	Mara D. Herrington
Title:	Secretary

Dated: January 18, 2013

EXHIBIT A-1

AUTHORIZATION

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

I, Mara D. Herrington, do hereby certify that I am the Secretary of Ivy Funds Variable Insurance Portfolios (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the appropriate officers of Ivy Funds Variable Insurance Portfolios (“Ivy Funds VIP”) be, and they hereby are, authorized to execute and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission on behalf of Ivy Funds VIP, for an order exempting the present and future series of Ivy Funds VIP from Section 12(d)(1) of the Investment Company Act of 1940, as amended, and Rule 12d1-2 thereunder so as to permit each such series to invest in financial instruments which are not “securities” within the contemplation of Rule 12d1-2, in a form satisfactory to such officers and counsel to Ivy Funds VIP, the execution and filing of such application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and

FURTHER RESOLVED, that the appropriate officers of the Trust, in consultation with counsel to the Trust, be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Trust, in order to fully carry out the intent and accomplish the purposes of, the foregoing resolutions, the taking of such action and execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 18th day of January, 2013.

By:	/s/ Mara Herrington

Name:	Mara D. Herrington
Title:	Secretary

EXHIBIT A-2

AUTHORIZATION

WADDELL & REED INVESTMENT MANAGEMENT COMPANY

As Chief Executive Officer and President of Waddell & Reed Investment Management Company (the “Company”), Henry J. Herrmann is authorized to sign and file this document on behalf of the Company pursuant to the Statement of Unanimous Consent of the Board of Directors dated as of January 15, 2013.

WADDELL & REED INVESTMENT MANAGEMENT COMPANY

By:	/s/ Henry J. Herrmann

Name:	Henry J. Herrmann
Title:	Chief Executive Officer and President

EXHIBIT A-3

AUTHORIZATION

WADDELL & REED, INC.

As Chief Executive Officer and Chief Operating Officer of Waddell & Reed, Inc. (the “Company”), Michael D. Strohm is authorized to sign and file this document on behalf of the Company pursuant to the Statement of Unanimous Consent of the Board of Directors dated as of January 15, 2013.

WADDELL & REED, INC.

By:	/s/ Michael D. Strohm

Name:	Michael D. Strohm
Title:

EXHIBIT B-1

Verification

The undersigned states that (i) she has duly executed the attached Application, dated January 18, 2013, for and on behalf of Ivy Funds Variable Insurance Portfolios; (ii) that she is the Secretary thereof; and (iii) all action by trustees and other bodies necessary to authorize her to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

By:	/s/ Mara Herrington

Name:	Mara D. Herrington
Title:	Secretary

EXHIBIT B-2

Verification

The undersigned states that (i) he has duly executed the attached Application, dated January 18, 2013, for and on behalf of Waddell & Reed Investment Management Company; (ii) that he is the Chief Executive Officer and President thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

WADDELL & REED INVESTMENT MANAGEMENT COMPANY

By:	/s/ Henry J. Herrmann

Name:	Henry J. Herrmann
Title:	Chief Executive Officer and President

EXHIBIT B-3

Verification

The undersigned states that (i) he has duly executed the attached Application, dated January 18, 2013, for and on behalf of Waddell & Reed, Inc.; (ii) that he is the Chief Executive Officer and Chief Operating Officer thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

WADDELL & REED, INC.

By:	/s/ Michael D. Strohm

Name:	Michael D. Strohm
Title:	Chief Executive Officer and
Chief Operating Officer